SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.   )

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FIRSTMERIT CORPORATION

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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III Cascade Plaza
Akron, Ohio 44308

Dear Fellow Shareholder:

You should have already received your proxy materials for the 2001 Annual Meeting of Shareholders scheduled for April 18, 2001. I look forward to personally greeting each of you who is able to attend, but whether or not you plan to be at the Meeting, I urge you to sign, date and return the enclosed proxy card today.

You may have recently received a letter from Thomas Lauber concerning a shareholder proposal. Your Board of Directors is unanimous in its opposition to the Lauber proposal and believes that its adoption would not be in the best interests of FirstMerit or its shareholders. Proposals of this sort impair a company's ability to attract and retain customers and qualified personnel and create a degree of uncertainty that affects a company's day-to-day business activities.

We therefore urge you to reject the Lauber effort by returning your proxy with a vote **AGAINST** Proposal 2 on the enclosed card.

Thank you for your continuing support.

On behalf of the Board of Directors,

John R. Cochran
Chairman and Chief Executive Officer